UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
30 July 2026
Commission File number 001-35079
LLOYDS BANK plc
(Translation of registrant's name into English)
33 Old Broad Street
London
EC2N 1HZ
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1)
________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7)
________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File
No. 333-287829-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE
This report on Form 6-K, which includes the unaudited consolidated results of Lloyds Bank plc for the half-year ended 30 June 2026, is being incorporated by reference into the Registration Statement with File No.
333-287829-01. References to the 'FCA' within this document refer to the UK's Financial Conduct Authority, and references to the 'Supreme Court' refer to the Supreme Court of the United Kingdom.
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities
Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds
Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’,
‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’,
‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events;
geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk;
the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the
Lloyds Bank Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or
Lloyds Banking Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints;
failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; risks related to new and emerging technologies, including artificial intelligence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Lloyds Bank Group’s or the Lloyds Banking Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues;
the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group’s financial statements. A number of these influences and factors are beyond the Lloyds Bank Group’s control. Please refer to the latest Annual
Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Page 1 of 47
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Half-year to 31 Dec 2025 £m

Net interest income	7,125	6,546	6,817
Other income	2,720	2,289	2,777
Total income	9,845	8,835	9,594
Operating expenses	(5,677)	(5,635)	(6,530)
Impairment	(612)	(442)	(350)
Profit before tax	3,556	2,758	2,714
Tax expense	(905)	(818)	(798)
Profit after tax	2,651	1,940	1,916

Profit attributable to ordinary shareholders	2,436	1,709	1,716
Profit attributable to other equity holders	213	215	189
Profit attributable to equity holders	2,649	1,924	1,905
Profit attributable to non-controlling interests	2	16	11
Profit after tax	2,651	1,940	1,916
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Jun 2026 £m	At 31 Dec 2025 £m

Assets
Cash and balances at central banks	42,034	37,720
Financial assets at fair value through profit or loss	1,761	2,279
Derivative financial instruments	3,088	3,260
Financial assets at amortised cost	540,777	524,467
Financial assets at fair value through other comprehensive income	40,365	36,257
Other assets	28,354	27,352
Total assets	656,379	631,335
Liabilities
Deposits from banks	5,274	3,085
Customer deposits	466,996	465,207
Repurchase agreements at amortised cost	44,600	37,567
Due to fellow Lloyds Banking Group undertakings	5,522	3,852
Financial liabilities at fair value through profit or loss	4,238	4,243
Derivative financial instruments	4,392	4,286
Debt securities in issue at amortised cost	62,806	52,132
Other liabilities	12,071	10,963
Subordinated liabilities	7,582	8,020
Total liabilities	613,481	589,355
Total equity	42,898	41,980
Total equity and liabilities	656,379	631,335

Page 2 of 47
FINANCIAL REVIEW
Principal activities
Lloyds Bank plc (the Bank), together with its subsidiary undertakings (the Group), provide a wide range of banking and financial services. The Group’s revenue is earned through interest and fees on a broad range of financial services products including current and savings accounts, mortgages, credit cards, motor finance and unsecured loans to retail customers and loans and other products to commercial clients.
Income statement
The Group’s statutory profit before tax for the first half of 2026 was £3,556 million, 29% higher than in the first half of 2025, reflecting higher total income and broadly stable operating expenses, partly offset by a higher impairment charge. Profit after tax was £2,651 million (half-year to 30 June 2025: £1,940 million).
Total income for the first half of 2026 was £9,845 million, an increase of 11% on the prior period (half-year to
30 June 2025: £8,835 million). Net interest income of £7,125 million was up 9% on the prior year (half-year to 30
June 2025: £6,546 million), driven by a higher margin, resulting from stronger structural hedge income as eligible balances were reinvested into a higher rate environment, partially offset by asset margin compression, in particular in the UK mortgages portfolio, alongside lending growth driving higher average interest-earning assets.
Other income increased by 19% to £2,720 million (half-year to 30 June 2025: £2,289 million), as a result of higher net fee and commission income, net trading income and other operating income. Net fee and commission income increased as a result of strengthening customer activity, while other operating income increased as a result of vehicle fleet growth and higher average vehicle rental values in UK Motor Finance. The higher net trading income reflected market movements in the period.
Operating expenses of £5,677 million were broadly stable, reflecting business growth costs and inflationary pressures, offset by continued cost savings, a lower severance expense and plateauing investment as this strategic cycle culminates. Within this, operating lease depreciation increased due to a charge in the second quarter for declines in used car prices alongside fleet growth and the depreciation of higher value vehicles, partially offset by continued risk mitigation.
As part of operating expenses, a remediation charge of £31 million was recognised by the Group in the first half of
2026 (half-year to 30 June 2025: £35 million) across a small number of programmes. There have been no further charges relating to motor finance commission arrangements. The FCA published policy statement PS26/3 in March
2026 with final rules for its motor finance redress schemes. Four challenges to the FCA’s schemes have been raised, three by lenders and one from a consumer group and the implementation of the scheme has now been delayed, given the Upper Tribunal hearing is not expected before December 2026. The Group will closely monitor how these challenges develop and consider any potential impact to the existing provision. Despite these uncertainties, the current provision continues to represent the Group’s current best estimate of the potential impact of the motor finance issue.
The impairment charge was £612 million, up from £442 million in the half-year to 30 June 2025. The higher charge includes a net charge from updated multiple economic scenarios (MES) reflecting the impact of the deterioration in economic outlook in the first quarter due to the Middle East conflict, net of modest second quarter updates. The
MES impact for the half year captures a higher unemployment rate peak and softer house price outlook compared to the year end view. This is partly offset by the release of the post model adjustment for global tariff and political disruption risks within Commercial Banking in the first quarter, now considered to be adequately captured within assumptions and resulting modelled provisions. Credit performance remains strong and stable across Retail and
Commercial Banking with arrears low and stable in all portfolios.
The Group recognised a tax expense of £905 million in the first half of 2026 (half-year to 30 June 2025:
£818 million). An explanation of the relationship between the tax expense and the Group’s accounting profit for the period is set out on page 27.

Page 3 of 47
FINANCIAL REVIEW (continued)
Balance sheet
As at 30 June 2026, total assets were £25,044 million higher at £656,379 million (31 December 2025:
£631,335 million). Financial assets at amortised cost were £16,310 million higher at £540,777 million including increases in loans and advances to customers of £8,764 million, reverse repurchase agreements of £3,253 million, debt securities of £3,145 million and loans and advances to banks of £868 million. Amounts due from fellow Lloyds
Banking Group undertakings increased by £280 million.
Loans and advances to customers included growth of £1,773 million in UK mortgages, net of the impact of a securitisation of £1,841 million of primarily legacy Retail mortgages in the second quarter, alongside growth across credit cards, UK Retail unsecured loans, UK Motor Finance and the European retail business, totalling
£2,923 million. Lending balances also increased in Commercial Banking by £4,458 million, reflecting growth across
Corporate and Institutional Banking and Business and Commercial Banking, net of continued government-backed lending repayments. Reverse repurchase agreements and debt securities increased in response to market conditions. Cash and balances at central banks increased by £4,314 million to £42,034 million and financial assets at fair value through other comprehensive income of £40,365 million increased by £4,108 million, reflecting changes in liquidity holdings. Other assets were £1,002 million higher, largely reflecting increased settlement balances and vehicle fleet growth within UK Motor Finance.
Total liabilities were £24,126 million higher at £613,481 million (31 December 2025: £589,355 million). Deposits from banks increased by £2,189 million to £5,274 million while customer deposits of £466,996 million increased by
£1,789 million in the period. Retail deposits of £321,836 million were down by £3,333 million, primarily due to disciplined pricing decisions throughout the tax year-end. Retail UK current account balances were broadly stable, supported by the strength of the Group’s franchise and proposition. Commercial Banking deposits increased by
£4,949 million in the period, with growth in targeted sectors.
Repurchase agreements at amortised cost increased by £7,033 million to £44,600 million. Amounts due to fellow
Lloyds Banking Group undertakings increased by £1,670 million to £5,522 million. Debt securities in issue at amortised cost increased by £10,674 million, to £62,806 million due to new issuances in the period while subordinated liabilities decreased to £7,582 million as a result of redemptions in the period. Other liabilities increased by £1,108 million to £12,071 million, largely due to higher settlement balances.
Total equity was £42,898 million at 30 June 2026 (31 December 2025: £41,980 million). Profit for the period was partially offset by dividends paid and movements in the cash flow hedge reserve.
Capital
The Group’s common equity tier 1 (CET1) capital ratio remained at 13.6% at 30 June 2026 (31 December 2025:
13.6%). Profit for the first half of the year was broadly offset by the payment of ordinary dividends, the accrual for foreseeable ordinary dividends, distributions on other equity instruments and an increase in risk-weighted assets.
Risk-weighted assets increased by £3,939 million to £198,239 million at 30 June 2026 (31 December 2025:
£194,300 million), largely reflecting the impact of strong customer lending growth, partially offset by continued
optimisation, including risk transfer and securitisation activity across Commercial Banking and Retail.
The Group’s total capital ratio reduced to 19.8% at 30 June 2026 (31 December 2025: 20.1%), with the increase in
CET1 capital and an AT1 instrument issuance more than offset by AT1 instrument calls and the increase in risk-
weighted assets.
The Group’s UK leverage ratio reduced to 5.1% at 30 June 2026 (31 December 2025: 5.2%). The increase in total tier
1 capital was more than offset by an increase in the leverage exposure measure. The latter primarily reflects strong customer lending growth, including off-balance sheet commitments, and an increase in holdings of securities within the liquidity portfolio.
Reporting dates
Going forwards, Lloyds Bank plc will announce its results at the half-year and the full year only, with the next results announcement for the Group being for the full year 2026.

Page 4 of 47
RISK MANAGEMENT
PRINCIPAL RISKS AND UNCERTAINTIES
The most significant risks faced by the Group are detailed below. External risks may impact delivery against the
Group’s recently updated long-term strategic objectives. They include, but are not limited to, macroeconomic and geopolitical uncertainties and inflation trends which could have implications for both consumers and businesses.
The Group’s credit performance remains strong and stable; the portfolios are well positioned amid macroeconomic uncertainty and are proactively monitored to identify signs of stress.
Ongoing oversight of operational resilience risks and continuous enhancements to controls remains critical, particularly in relation to cybersecurity, IT stability and supplier risk. The Group remains committed to ensuring lessons are learned from internal and external events of disruption, which may have an impact on the Group’s ability to continue operations.
The latest position on the motor finance commission redress scheme is detailed on page 41.
The Group remains committed to modernising its technology and strengthening capabilities to ensure safe and responsible use of models and tools such as artificial intelligence.
Risk management is fundamental to our business model and strategy, and enables the Group to embrace opportunities responsibly and deliver sustainable growth. Our strong risk management culture, underpinned by
Lloyds Banking Group’s risk management framework (RMF), is vital in safeguarding the Group, colleagues and customers against both existing and emerging risks.
During 2026, the Group has continued to make progress in its risk transformation journey by standardising practices and streamlining processes, enabling simplification and efficiency. The RMF ensures processes are in place to facilitate robust risk management and effective decision making to deliver good outcomes for our customers.
The Group has 10 principal risks, underpinned by a suite of level two risks which are reviewed and reported regularly to the Board. The principal risks consist of capital risk, climate risk, compliance risk, conduct risk, credit risk, economic crime risk, liquidity risk, market risk, model risk and operational risk.
Further information regarding the Group’s principal risks is available on pages 22 to 62 of the Group’s 2025 annual report and accounts.

Page 5 of 47
CAPITAL RISK
Capital resources
An analysis of the Group’s capital position as at 30 June 2026 is presented in the following table.

	At 30 Jun 2026 £m	At 31 Dec 2025 £m

Common equity tier 1
Shareholders’ equity per balance sheet	37,648	36,542
Adjustment to retained earnings for foreseeable dividends	(1,150)	(480)
Cash flow hedging reserve	2,397	2,027
Other adjustments	75	74
	38,970	38,163
less: deductions from common equity tier 1
Goodwill and other intangible assets	(5,606)	(5,433)
Prudent valuation adjustment	(79)	(87)
Excess of expected losses over impairment provisions and value adjustments	(615)	(421)
Removal of defined benefit pension surplus	(2,089)	(1,968)
Deferred tax assets	(3,620)	(3,786)
Common equity tier 1 capital	26,961	26,468
Additional tier 1
Additional tier 1 instruments	5,184	5,367
Total tier 1 capital	32,145	31,835
Tier 2
Tier 2 instruments	7,190	7,160
Total capital resources	39,335	38,995

Risk-weighted assets	198,239	194,300

Common equity tier 1 capital ratio	13.6%	13.6%
Tier 1 capital ratio	16.2%	16.4%
Total capital ratio	19.8%	20.1%

Page 6 of 47
CAPITAL RISK (continued)
Movements in CET1 capital resources
The key movements are set out in the table below.

Common equity tier 1 £m

At 31 December 2025	26,468
Profit for the period	2,651
Movement in foreseeable dividend accrual[1]	(670)
Dividends paid out on ordinary shares during the period	(1,180)
Goodwill and other intangible assets	(173)
Fair value through other comprehensive income reserve	103
Excess regulatory expected losses	(194)
Deferred tax asset	166
Distributions on other equity instruments	(213)
Other movements	3
At 30 June 2026	26,961
1Reflects the reversal of the brought forward accrual for the interim ordinary dividend at 31 December 2025, net of the accrual recognised at 30 June 2026.
CET1 capital resources increased by £493 million during the period, with profit for the first half of the year largely offset by the payment of ordinary dividends, the accrual for foreseeable ordinary dividends and distributions on other equity instruments.
Movements in total capital
The Group’s total capital ratio reduced to 19.8% at 30 June 2026 (31 December 2025: 20.1%), with the increase in
CET1 capital and an AT1 instrument issuance more than offset by AT1 instrument calls and the increase in risk-
weighted assets.
Risk-weighted assets

	At 30 Jun 2026 £m	At 31 Dec 2025 £m

Foundation Internal Ratings Based (IRB) Approach	37,589	38,027
Retail IRB Approach	93,802	90,339
Other IRB Approach	7,059	6,953
IRB Approach	138,450	135,319
Standardised (STA) Approach[1]	23,717	23,603
Credit risk	162,167	158,922
Counterparty credit risk	1,363	1,386
Securitisation	8,601	7,777
Market risk	70	177
Operational risk	26,038	26,038
Risk-weighted assets	198,239	194,300
of which: threshold risk-weighted assets[2]	505	747
1Threshold risk-weighted assets are included within the Standardised (STA) Approach.
2Threshold risk-weighted assets reflect the element of deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital.
Risk-weighted assets increased by £3.9 billion to £198.2 billion at 30 June 2026 (31 December 2025: £194.3 billion), largely reflecting the impact of strong customer lending growth, partially offset by continued optimisation, including risk transfer and securitisation activity across Commercial Banking and Retail.

Page 7 of 47
CAPITAL RISK (continued)
Leverage ratio
The table below summarises the component parts of the Group’s leverage ratio.

	At 30 Jun 2026 £m	At 31 Dec 2025 £m

Total tier 1 capital	32,145	31,835

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	3,088	3,260
Securities financing transactions	47,215	43,962
Loans and advances and other assets	606,076	584,113
Total assets	656,379	631,335
Qualifying central bank claims	(41,829)	(37,298)
Derivatives adjustments	(2,145)	(2,063)
Securities financing transactions adjustments	1,460	1,267
Off-balance sheet items	36,650	33,292
Amounts already deducted from tier 1 capital	(11,959)	(11,642)
Other regulatory adjustments[1]	(2,662)	(2,161)
Total exposure measure	635,894	612,730

UK leverage ratio	5.1%	5.2%

Leverage exposure measure (including central bank claims)	677,723	650,028
Leverage ratio (including central bank claims)	4.7%	4.9%
1Includes deconsolidation adjustments that relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation and adjustments to exclude lending under the UK Government’s Bounce Back
Loan Scheme (BBLS).
Analysis of leverage movements
The Group’s UK leverage ratio reduced to 5.1% at 30 June 2026 (31 December 2025: 5.2%). The increase in total tier
1 capital was more than offset by an increase in the leverage exposure measure. The latter primarily reflects strong customer lending growth, including off-balance sheet commitments, and an increase in holdings of securities within the liquidity portfolio.

Page 8 of 47
CREDIT RISK
Overview
Credit performance has remained strong and stable in the first half of 2026, despite continued macroeconomic uncertainty. The Group maintains a prudent approach to credit risk appetite and risk management, supported by strong credit origination criteria, including affordability tests and robust LTVs within secured portfolios.
Across both the UK mortgages and unsecured portfolios, new to arrears and flows to default have remained low and stable. Credit performance in the Commercial Banking portfolio also remains strong and stable, with low levels of defaults. The Group continues to closely monitor the impacts of the economic and geopolitical environment through a comprehensive suite of early warning indicators and robust governance arrangements, alongside targeted risk mitigation action plans which are in place to support customers and protect the Group’s position.
The impairment charge in the first half of 2026 was £612 million, up from £442 million in the prior year, and includes a net charge from updates to the Group’s macroeconomic outlook. This largely reflects the impact from the deterioration in economic outlook in the first quarter due to the Middle East conflict, net of modest second quarter updates. The MES impact for the half-year captures a higher unemployment peak and softer house price outlook compared to the position at 31 December 2025. This is partly offset by the release of the post model adjustment for global tariff and political disruption risks within Commercial Banking in the first quarter, now considered to be adequately captured within assumptions and resulting modelled provisions. Excluding macroeconomic updates, the Group’s impairment charge has increased compared to the prior year driven by
Retail, reflecting model updates, a more normalised level of impairment alongside balance sheet growth, and lower one-off provision releases in Commercial Banking. The total expected credit loss (ECL) allowance was lower in the first half of 2026 at £3,147 million (31 December 2025: £3,201 million), following the securitisation of primarily legacy Retail mortgages in the second quarter.
Stage 2 loans and advances to customers are lower at £40,793 million compared to the end of 2025 (31 December
2025: £42,482 million) following securitisation activity and strong credit performance. Securitisation activity and an increase in new lending also resulted in the proportion of Stage 2 loans and advances being diluted to 8.6% of total lending (31 December 2025: 9.1%), with stable Stage 2 coverage at 2.7% (31 December 2025: 2.7%).
Stage 3 loans and advances to customers are lower at £6,250 million versus the prior year (31 December 2025:
£6,519 million), and as a percentage of total lending are lower at 1.3% (31 December 2025: 1.4%), following continued strong performance, securitisation and repayments in Commercial Banking. Stage 3 coverage increased to 17.0% (31 December 2025: 15.9%).
Prudent risk appetite and risk management
•The Group continues to take a proactive approach to credit risk management. This is driven by prudent risk appetite and robust oversight, particularly in response to the ongoing challenges within the external environment. Risk appetite firmly aligns to the Group’s strategy, supporting our customers through ongoing economic uncertainties in both global and domestic markets
•Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions in place as appropriate. Sector and product risk parameters help to manage the Group’s exposure to higher risk and cyclical sectors, segments and asset classes
•The Group’s effective risk management seeks to enable early identification and active management of customers and counterparties who may be showing signs of distress
•The Group continues to support its customers to ensure they receive appropriate levels of assistance as required

Page 9 of 47
CREDIT RISK (continued)
Impairment charge (credit) by division

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m	Change %	Half-year to 31 Dec 2025 £m	Change %

UK mortgages	39	(133)		73	47
Credit cards	264	200	(32)	121
UK unsecured loans and overdrafts	149	163	9	94	(59)
UK Motor Finance	106	111	5	101	(5)
Other	7	1		3
Retail	565	342	(65)	392	(44)
Commercial Banking	47	99	53	(40)
Other	–	1		(2)
Total impairment charge	612	442	(38)	350	(75)

Total expected credit loss allowance

	At 30 Jun 2026 £m	At 31 Dec 2025 £m

Customer related balances
Drawn	2,937	3,001
Undrawn	202	195
	3,139	3,196
Other assets	8	5
Total expected credit loss allowance	3,147	3,201

Page 10 of 47
CREDIT RISK (continued)
Total expected credit loss allowance sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes.
The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL.
Consistent with prior years, the base case, upside and downside scenarios carry a 30% weighting; the severe downside is weighted at 10%.
The following table shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being
£339 million compared to £363 million at 31 December 2025.
Total ECL allowance by scenario

Probability- weighted £m		Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	669	316	473	844	1,794
Credit cards	645	528	623	722	835
Other Retail	982	910	962	1,026	1,121
Commercial Banking	850	640	749	977	1,401
Other	1	1	1	1	1
At 30 June 2026	3,147	2,395	2,808	3,570	5,152

UK mortgages	731	341	510	937	1,943
Credit cards	603	498	579	674	777
Other Retail	991	922	969	1,036	1,126
Commercial Banking	875	681	779	995	1,389
Other	1	1	1	1	1
At 31 December 2025	3,201	2,443	2,838	3,643	5,236

Page 11 of 47
CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance

At 30 June 2026	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	288,559	28,802	3,814	4,350	325,525	8.8	1.2
Credit cards	16,326	2,094	305	–	18,725	11.2	1.6
UK unsecured loans and overdrafts	11,153	1,403	209	–	12,765	11.0	1.6
UK Motor Finance	14,991	2,507	158	–	17,656	14.2	0.9
Other	22,396	411	123	–	22,930	1.8	0.5
Retail	353,425	35,217	4,609	4,350	397,601	8.9	1.2
Business and Commercial Banking	24,669	3,403	987	–	29,059	11.7	3.4
Corporate and Institutional Banking	44,007	2,171	654	–	46,832	4.6	1.4
Commercial Banking	68,676	5,574	1,641	–	75,891	7.3	2.2
Other[1]	(290)	2	–	–	(288)	(0.7)
Total gross lending	421,811	40,793	6,250	4,350	473,204	8.6	1.3

Customer related ECL allowance (drawn and undrawn)
UK mortgages	61	199	287	122	669
Credit cards	219	280	146	–	645
UK unsecured loans and overdrafts	158	200	117	–	475
UK Motor Finance[2]	223	143	79	–	445
Other	21	9	32	–	62
Retail	682	831	661	122	2,296
Business and Commercial Banking	84	158	138	–	380
Corporate and Institutional Banking	84	117	262	–	463
Commercial Banking	168	275	400	–	843
Other	–	–	–	–	–
Total	850	1,106	1,061	122	3,139

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	–	0.7	7.5	2.8	0.2
Credit cards	1.3	13.4	47.9	–	3.4
UK unsecured loans and overdrafts	1.4	14.3	56.0	–	3.7
UK Motor Finance	1.5	5.7	50.0	–	2.5
Other	0.1	2.2	26.0	–	0.3
Retail	0.2	2.4	14.3	2.8	0.6
Business and Commercial Banking	0.3	4.6	14.0	–	1.3
Corporate and Institutional Banking	0.2	5.4	40.1	–	1.0
Commercial Banking	0.2	4.9	24.4	–	1.1
Other	–	–	–	–	–
Total	0.2	2.7	17.0	2.8	0.7
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £250 million relating to provisions against residual values of vehicles subject to finance leases.

Page 12 of 47
CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2025	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	284,307	30,414	4,016	5,076	323,813	9.4	1.2
Credit cards	15,258	2,326	274	–	17,858	13.0	1.5
UK unsecured loans and overdrafts	10,601	1,397	193	–	12,191	11.5	1.6
UK Motor Finance	14,222	2,786	141	–	17,149	16.2	0.8
Other	21,245	392	145	–	21,782	1.8	0.7
Retail	345,633	37,315	4,769	5,076	392,793	9.5	1.2
Business and Commercial Banking	24,362	3,329	979	–	28,670	11.6	3.4
Corporate and Institutional Banking	40,188	1,838	771	–	42,797	4.3	1.8
Commercial Banking	64,550	5,167	1,750	–	71,467	7.2	2.4
Other[1]	245	–	–	–	245	–	–
Total gross lending	410,428	42,482	6,519	5,076	464,505	9.1	1.4

Customer related ECL allowance (drawn and undrawn)
UK mortgages	55	208	309	159	731
Credit cards	205	277	121	–	603
UK unsecured loans and overdrafts	172	214	112	–	498
UK Motor Finance[2]	202	149	79	–	430
Other	17	11	35	–	63
Retail	651	859	656	159	2,325
Business and Commercial Banking	92	165	120	–	377
Corporate and Institutional Banking	98	134	262	–	494
Commercial Banking	190	299	382	–	871
Other	–	–	–	–	–
Total	841	1,158	1,038	159	3,196

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	–	0.7	7.7	3.1	0.2
Credit cards	1.3	11.9	44.2	–	3.4
UK unsecured loans and overdrafts	1.6	15.3	58.0	–	4.1
UK Motor Finance	1.4	5.3	56.0	–	2.5
Other	0.1	2.8	24.1	–	0.3
Retail	0.2	2.3	13.8	3.1	0.6
Business and Commercial Banking	0.4	5.0	12.3	–	1.3
Corporate and Institutional Banking	0.2	7.3	34.0	–	1.2
Commercial Banking	0.3	5.8	21.8	–	1.2
Other	–	–	–	–	–
Total	0.2	2.7	15.9	3.1	0.7
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £243 million relating to provisions against residual values of vehicles subject to finance leases.

Page 13 of 47
CREDIT RISK (continued)
UK mortgages product analysis

	At 30 June 2026					At 31 December 2025
Mainstream		Buy-to-let	Specialist	Total	Mainstream	Buy-to-let	Specialist	Total

UK mortgages loans and advances to customers (£m)	275,760	48,114	1,651	325,525	273,106	47,858	2,849	323,813

UK mortgages greater than 3 months in arrears[1]
Number of cases	15,727	2,591	1,463	19,781	17,070	3,351	2,208	22,629
Total mortgages accounts (%)	1.0	0.7	10.2	1.0	1.0	1.0	8.6	1.1
Value of loans[2] (£m)	2,298	413	258	2,969	2,518	486	397	3,401
Total mortgages balances (%)	0.8	0.9	15.6	0.9	0.9	1.0	13.9	1.1

Loan to value
Less than 60% (%)	50.1	61.1	93.2	51.9	52.0	64.1	90.0	54.2
60% to 70% (%)	15.0	21.7	4.5	15.9	15.4	21.4	6.4	16.2
70% to 80% (%)	16.3	17.1	1.6	16.4	15.5	14.4	2.0	15.2
80% to 90% (%)	15.8	0.1	0.5	13.4	14.4	0.1	0.9	12.2
90% to 100% (%)	2.8	–	0.1	2.4	2.7	–	0.4	2.2
Greater than 100% (%)	–	–	0.1	–	–	–	0.3	–
Total (%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Average loan to value[3]
Stock of residential mortgages (%)	45.4	48.9	31.4	45.7	44.7	48.2	32.0	45.0
New residential lending in the period (%)	66.9	61.8	n/a	66.2	64.7	58.8	n/a	64.1
1Excluding repossessions.
2Value of loans represents gross book value of mortgages more than three months in arrears. These accounts are a subset of total Stage 3 given the exclusion of accounts in possession and those meeting other Stage 3 criteria.
3Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances.

Page 14 of 47
LIQUIDITY RISK
Overview
The Group’s funding and liquidity position remains strong, with a loan to deposit ratio of 101% as at 30 June 2026
(31 December 2025: 99%). Total wholesale funding1 increased to £77.3 billion as at 30 June 2026 (31 December
2025: £66.9 billion). The Group maintains access to diverse sources and tenors of funding.
The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR)2 of 134% as at 30 June 2026 (31 December 2025: 135%). The net stable funding ratio3 is robust at 118% (31 December 2025: 119%). At 30 June 2026, the Group had £103.8 billion of highly liquid unencumbered
LCR eligible assets, based on a monthly rolling average over the last 12 months post any liquidity haircuts (31
December 2025: £104.5 billion). These assets are available to meet cash and collateral outflows and regulatory requirements.
The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be guided by prudent liquidity management and economic considerations, with external market conditions factored in. The Group’s credit ratings remain well positioned and continue to reflect the strength of the Group’s management and franchise, along with its robust financial performance and capital and funding position. In May 2026, Fitch upgraded senior unsecured ratings for Lloyds Bank plc following a methodology update.
Reconciliation of Group funding to the balance sheet

At 30 June 2026	Included in funding analysis £bn	Cash collateral received £bn	Fair value and other accounting methods £bn	Balance sheet £bn

Deposits from banks	4.8	0.5	–	5.3
Customer deposits	467.0	–	–	467.0
Debt securities in issue at amortised cost	68.5	–	(5.7)	62.8
Subordinated liabilities	8.8	–	(1.2)	7.6
Wholesale funding[1]	77.3	–
Funding sources	549.1	0.5

At 31 December 2025
Deposits from banks	2.7	0.4	–	3.1
Customer deposits	465.2	–	–	465.2
Debt securities in issue at amortised cost	57.7	–	(5.6)	52.1
Subordinated liabilities	9.2	–	(1.2)	8.0
Wholesale funding[1]	66.9	–
Funding sources	534.8	0.4
1The Group has revised its definition of wholesale funding to comprise debt securities in issue and subordinated liabilities only.
Deposits from banks are no longer included, reflecting the behavioural liquidity characteristics of bank depositors.
Comparatives have been represented on a consistent basis.
2Based on an average of month-end observations over the last 12 months.
3Based on an average of the last four quarter-end observations.
Analysis of term issuance in the half-year to 30 June 2026

	Sterling £bn	US dollar £bn	Euro £bn	Other currencies[1] £bn	Total £bn

Securitisation[2]	0.4	–	0.7	–	1.1
Covered bonds	1.5	–	1.7		3.2
Senior unsecured notes	–	0.8	1.3	0.7	2.8
Subordinated liabilities	–	–	–	–	–
Additional tier 1	0.5	–	–	–	0.5
Total issuance	2.4	0.8	3.7	0.7	7.6
1Primarily Australian dollar and Japanese Yen.
2Securitisation includes externally issued notes from significant risk transfer transactions.

Page 15 of 47
CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

Page 16 of 47
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m

Interest income		14,069	14,094
Interest expense		(6,944)	(7,548)
Net interest income		7,125	6,546
Fee and commission income		1,316	1,202
Fee and commission expense		(688)	(597)
Net fee and commission income	4	628	605
Net trading income		265	150
Other operating income		1,827	1,534
Other income		2,720	2,289
Total income		9,845	8,835
Operating expenses	5	(5,677)	(5,635)
Impairment	7	(612)	(442)
Profit before tax		3,556	2,758
Tax expense	8	(905)	(818)
Profit after tax		2,651	1,940

Profit attributable to ordinary shareholders		2,436	1,709
Profit attributable to other equity holders		213	215
Profit attributable to equity holders		2,649	1,924
Profit attributable to non-controlling interests		2	16
Profit after tax		2,651	1,940
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 17 of 47
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m

Profit for the period	2,651	1,940
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	91	(168)
Current tax	17	25
Deferred tax	(42)	18
	66	(125)
Gains and losses attributable to own credit risk:
(Losses) gains before tax	(4)	62
Deferred tax	1	(17)
	(3)	45
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at FVOCI:
Change in fair value	142	81
Deferred tax	(40)	(18)
	102	63
Income statement transfers in respect of disposals	–	111
Deferred tax	–	(31)
	–	80
Income statement transfers in respect of impairment	1	–
	103	143
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(1,243)	396
Deferred tax	348	(111)
	(895)	285
Net income statement transfers	729	835
Deferred tax	(204)	(234)
	525	601
	(370)	886

Movements in foreign currency translation reserve (tax £nil)	(30)	42

	(297)	1,071

Total other comprehensive (loss) income for the period, net of tax	(234)	991
Total comprehensive income for the period	2,417	2,931

Total comprehensive income attributable to ordinary shareholders	2,202	2,700
Total comprehensive income attributable to other equity holders	213	215
Total comprehensive income attributable to equity holders	2,415	2,915
Total comprehensive income attributable to non-controlling interests	2	16
Total comprehensive income for the period	2,417	2,931
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 18 of 47
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	At 30 Jun 2026 £m	At 31 Dec 2025 £m

Assets
Cash and balances at central banks		42,034	37,720
Financial assets at fair value through profit or loss	9	1,761	2,279
Derivative financial instruments		3,088	3,260
Loans and advances to banks		6,704	5,836
Loans and advances to customers		470,268	461,504
Reverse repurchase agreements		47,215	43,962
Debt securities		15,128	11,983
Due from fellow Lloyds Banking Group undertakings		1,462	1,182
Financial assets at amortised cost		540,777	524,467
Financial assets at fair value through other comprehensive income	9	40,365	36,257
Goodwill and other intangible assets		5,866	5,692
Current tax recoverable		1,260	1,263
Deferred tax assets		3,758	3,917
Retirement benefit assets	6	2,860	2,695
Other assets		14,610	13,785
Total assets		656,379	631,335

Liabilities
Deposits from banks		5,274	3,085
Customer deposits		466,996	465,207
Repurchase agreements at amortised cost		44,600	37,567
Due to fellow Lloyds Banking Group undertakings		5,522	3,852
Financial liabilities at fair value through profit or loss	9	4,238	4,243
Derivative financial instruments		4,392	4,286
Notes in circulation		2,177	2,118
Debt securities in issue at amortised cost	11	62,806	52,132
Other liabilities		6,945	5,772
Retirement benefit obligations	6	116	120
Current tax liabilities		15	35
Deferred tax liabilities		131	146
Provisions	12	2,687	2,772
Subordinated liabilities	13	7,582	8,020
Total liabilities		613,481	589,355

Equity
Share capital		1,574	1,574
Share premium account		600	600
Other reserves		3,863	4,160
Retained profits		31,611	30,208
Ordinary shareholders’ equity		37,648	36,542
Other equity instruments		5,184	5,367
Total equity excluding non-controlling interests		42,832	41,909
Non-controlling interests		66	71
Total equity		42,898	41,980
Total equity and liabilities		656,379	631,335
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 19 of 47
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital[3] £m	Share premium[3] £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2026	1,574	600	4,160	30,208	36,542	5,367	71	41,980
Comprehensive income
Profit for the period	–	–	–	2,436	2,436	213	2	2,651
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	–	66	66	–	–	66
Movements in revaluation reserve in respect of FVOCI assets, net of tax:
Debt securities	–	–	103	–	103	–	–	103
Gains and losses attributable to own credit risk, net of tax	–	–	–	(3)	(3)	–	–	(3)
Movements in cash flow hedge reserve, net of tax	–	–	(370)	–	(370)	–	–	(370)
Movements in foreign currency translation reserve, net of tax	–	–	(30)	–	(30)	–	–	(30)
Total other comprehensive (loss) income	–	–	(297)	63	(234)	–	–	(234)
Total comprehensive (loss) income[1]	–	–	(297)	2,499	2,202	213	2	2,417
Transactions with owners
Dividends (note 14)	–	–	–	(1,180)	(1,180)	–	(7)	(1,187)
Distributions on other equity instruments	–	–	–	–	–	(213)	–	(213)
Issue of other equity instruments	–	–	–	(2)	(2)	500	–	498
Redemptions of other equity instruments	–	–	–	5	5	(683)	–	(678)
Capital contributions received	–	–	–	81	81	–	–	81
Total transactions with owners	–	–	–	(1,096)	(1,096)	(396)	(7)	(1,499)
At 30 June 2026[2]	1,574	600	3,863	31,611	37,648	5,184	66	42,898
1Total comprehensive income attributable to owners of the parent was £2,415 million.
2Total equity attributable to owners of the parent was £42,832 million.
3Share capital and share premium, previously presented in aggregate, are shown separately. Comparatives have been represented on a consistent basis.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 20 of 47
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital[3] £m	Share premium[3] £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2025	1,574	600	2,389	29,412	33,975	5,692	80	39,747
Comprehensive income
Profit for the period	–	–	–	1,709	1,709	215	16	1,940
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	–	(125)	(125)	–	–	(125)
Movements in revaluation reserve in respect of financial assets held at FVOCI, net of tax:
Debt securities	–	–	143	–	143	–	–	143
Gains and losses attributable to own credit risk, net of tax	–	–	–	45	45	–	–	45
Movements in cash flow hedge reserve, net of tax	–	–	886	–	886	–	–	886
Movements in foreign currency translation reserve, net of tax	–	–	42	–	42	–	–	42
Total other comprehensive income (loss)	–	–	1,071	(80)	991	–	–	991
Total comprehensive income[1]	–	–	1,071	1,629	2,700	215	16	2,931
Transactions with owners
Dividends (note 14)	–	–	–	(640)	(640)	–	–	(640)
Distributions on other equity instruments	–	–	–	–	–	(215)	–	(215)
Issue of other equity	–	–	–	(9)	(9)	753	–	744
Repurchases and redemptions of other equity	–	–	–	47	47	(687)	–	(640)
Capital contributions received	–	–	–	83	83	–	–	83
Return of capital contributions	–	–	–	(1)	(1)	–	–	(1)
Changes in non-controlling interests	–	–	–	20	20	–	(20)	–
Total transactions with owners	–	–	–	(500)	(500)	(149)	(20)	(669)
At 30 June 2025[2]	1,574	600	3,460	30,541	36,175	5,758	76	42,009
1Total comprehensive income attributable to owners of the parent was £2,915 million.
2Total equity attributable to owners of the parent was £41,933 million.
3Share capital and share premium, previously presented in aggregate, are shown separately. Comparatives have been represented on a consistent basis.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 21 of 47
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital[3] £m	Share premium[3] £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 July 2025	1,574	600	3,460	30,541	36,175	5,758	76	42,009
Comprehensive income
Profit for the period	–	–	–	1,716	1,716	189	11	1,916
Other comprehensive
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	–	(260)	(260)	–	–	(260)
Movements in revaluation reserve in respect of financial assets held at FVOCI, net of tax:
Debt securities	–	–	17	–	17	–	–	17
Gains and losses attributable to own credit risk, net of tax	–	–	–	(136)	(136)	–	–	(136)
Movements in cash flow hedge reserve, net of tax	–	–	655	–	655	–	–	655
Movements in foreign currency translation reserve, net of tax	–	–	28	–	28	–	–	28
Total other comprehensive income (loss)	–	–	700	(396)	304	–	–	304
Total comprehensive income[1]	–	–	700	1,320	2,020	189	11	2,220
Transactions with owners
Dividends	–	–	–	(1,750)	(1,750)	–	(16)	(1,766)
Distributions on other equity instruments	–	–	–	–	–	(189)	–	(189)
Issue of other equity instruments	–	–	–	(5)	(5)	761	–	756
Repurchases and redemptions of other equity instruments	–	–	–	34	34	(1,152)	–	(1,118)
Capital contributions	–	–	–	68	68	–	–	68
Total transactions with owners	–	–	–	(1,653)	(1,653)	(580)	(16)	(2,249)
At 31 December 2025[2]	1,574	600	4,160	30,208	36,542	5,367	71	41,980
1Total comprehensive income attributable to owners of the parent was £2,209 million.
2Total equity attributable to owners of the parent was £41,909 million.
3Share capital and share premium, previously presented in aggregate, are shown separately. Comparatives have been represented on a consistent basis.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 22 of 47
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m

Cash flows (used in) provided by operating activities
Profit before tax	3,556	2,758
Adjustments for:
Change in operating assets	(15,905)	(6,786)
Change in operating liabilities	23,945	7,543
Non-cash and other items	2,796	2,282
Tax paid	(869)	(1,495)
Tax refunded	150	200
Net cash provided by operating activities	13,673	4,502
Cash flows (used in) provided by investing activities
Purchase of financial assets	(13,611)	(7,379)
Proceeds from sale and maturity of financial assets	9,415	4,739
Purchase of property, plant and equipment	(2,352)	(1,970)
Purchase of other intangible assets	(822)	(556)
Proceeds from sale of property, plant and equipment	801	650
Proceeds from sale of goodwill and other intangible assets	–	2
Net cash used in investing activities	(6,569)	(4,514)
Cash flows used in financing activities
Dividends paid to ordinary shareholders	(1,180)	(640)
Distributions on other equity instruments	(213)	(215)
Dividends paid to non-controlling interests	(7)	–
Return of capital contributions	–	(1)
Interest paid on subordinated liabilities	(254)	(297)
Proceeds from issue of subordinated liabilities	–	1,761
Proceeds from issue of other equity instruments	498	744
Repurchases and redemptions of subordinated liabilities	(486)	(904)
Repurchases and redemptions of other equity instruments	(678)	(640)
Borrowings from parent company	2,808	3,557
Repayments of borrowings to parent company	(1,634)	(2,124)
Interest paid on borrowings from parent company	(278)	(210)
Net cash (used in) provided by financing activities	(1,424)	1,031
Effects of exchange rate changes on cash and cash equivalents	(43)	92
Change in cash and cash equivalents	5,637	1,111
Cash and cash equivalents at beginning of period	40,599	49,712
Cash and cash equivalents at end of period	46,236	50,823
Interest received was £13,850 million (half-year to 30 June 2025: £13,758 million) and interest paid was £7,348 million (half-year to 30 June 2025: £7,585 million).
Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with an original maturity of less than three months.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 23 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)
Note 1: Basis of preparation and accounting policies
These condensed consolidated half-year financial statements as at and for the period to 30 June 2026 have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and comprise the results of Lloyds Bank plc (the Bank)
together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2025 which were prepared in accordance with International Financial
Reporting Standards (IFRS) as issued by the IASB. Copies of the 2025 annual report on Form 20-F are available on the Lloyds Banking Group’s website. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2025 annual report on Form 20-F.
The directors consider that it is appropriate to continue to adopt the going concern basis in preparing these condensed consolidated half-year financial statements. In reaching this assessment, the directors have taken into account the uncertainties affecting the UK economy and their potential effects upon the Group’s performance and projected funding and capital position; the impact of further stress scenarios has also been considered. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.
The Group’s accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2025 and there have been no changes in the Group’s methods of computation.
The IASB has issued its annual improvements and a number of amendments to the IFRS Accounting Standards effective 1 January 2026, including Amendments to IFRS 9 Financial Instruments and Amendments to IFRS 7
Financial Instruments Disclosure. These improvements and amendments have not had a significant impact on the
Group.
Future accounting developments
There are a number of new accounting pronouncements issued by the IASB with an effective date of 1 January
2027, including IFRS 18 Presentation and Disclosure in Financial Statements which replaces IAS 1 Presentation of
Financial Statements. While many of the existing requirements of IAS 1 Presentation of Financial Statements are
retained, IFRS 18 Presentation and Disclosure in Financial Statements introduces additional disclosure obligations in relation to the structure of the income statement, management-defined performance measures, and the aggregation and disaggregation of financial information. IFRS 18 will have no impact on the Group’s net profit as it impacts neither recognition nor measurement. The new standard will impact the presentation of the Group’s results as it requires that operating, investing and financing activities are presented separately. There will also be a change in the Group’s cash flow statement as IFRS 18 requires that the first line of the cash flow statement is operating profit rather than profit before tax.
IFRS 19 Subsidiaries without Public Accountability: Disclosures is being assessed and is not expected to have a significant impact on the Group.

Page 24 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty
The preparation of the Group’s financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from these estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-
related risks in the short-term.
The Group’s significant judgements, estimates and assumptions are unchanged compared to those disclosed in note 3 of the Group’s 2025 financial statements. Further information on the critical accounting judgements and key sources of estimation uncertainty for the allowance for expected credit losses is set out in note 10.
Note 3: Segmental analysis
The Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The
Group Executive Committee (GEC) of the Lloyds Banking Group remains the chief operating decision maker, as defined by IFRS 8 Operating Segments, for the Group.
There has been no change to the descriptions of the segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2025.

Half-year to 30 June 2026	Retail £m	Commercial Banking £m	Other £m	Total £m

Net interest income	5,138	1,838	149	7,125
Other income	1,408	530	782	2,720
Total income	6,546	2,368	931	9,845
Operating expenses	(3,762)	(1,139)	(776)	(5,677)
Impairment charge	(565)	(47)	–	(612)
Profit before tax	2,219	1,182	155	3,556

External income (expense)	8,337	1,653	(145)	9,845
Inter-segment (expense) income	(1,791)	715	1,076	–
Segment income	6,546	2,368	931	9,845

Half-year to 30 June 2025	Retail £m	Commercial Banking £m	Other £m	Total £m

Net interest income	4,710	1,623	213	6,546
Other income	1,251	544	494	2,289
Total income	5,961	2,167	707	8,835
Operating expenses	(3,715)	(1,156)	(764)	(5,635)
Impairment charge	(342)	(99)	(1)	(442)
Profit before tax	1,904	912	(58)	2,758

External income	7,348	1,431	56	8,835
Inter-segment (expense) income	(1,387)	736	651	–
Segment income	5,961	2,167	707	8,835

Page 25 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 3: Segmental analysis (continued)

	Retail £m	Commercial Banking £m	Other £m	Total £m
At 30 June 2026
External assets	409,956	89,608	156,815	656,379
External liabilities	328,916	149,389	135,176	613,481

At 31 December 2025
External assets	404,828	83,410	143,097	631,335
External liabilities	331,241	143,244	114,870	589,355
Note 4: Net fee and commission income

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m

Fee and commission income:
Current accounts	352	340
Credit and debit card fees	688	634
Commercial banking and treasury fees	151	94
Factoring	27	34
Other fees and commissions	98	100
Total fee and commission income	1,316	1,202
Fee and commission expense	(688)	(597)
Net fee and commission income	628	605
Current account and credit and debit card fees principally arise in Retail; commercial banking and treasury fees and factoring arise in Commercial Banking.
Note 5: Operating expenses

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m

Staff costs	2,233	2,362
Premises and equipment costs	265	236
Depreciation and amortisation	1,741	1,722
Other	1,438	1,315
Total operating expenses	5,677	5,635

Page 26 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 6: Retirement benefit obligations
The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 Jun 2026 £m	At 31 Dec 2025 £m

Defined benefit pension schemes:
Present value of funded obligations	(25,483)	(26,571)
Fair value of scheme assets	28,262	29,183
Net pension scheme asset	2,779	2,612
Other post-retirement schemes	(35)	(37)
Total amounts recognised in the balance sheet	2,744	2,575

Recognised on the balance sheet as:
Retirement benefit assets	2,860	2,695
Retirement benefit obligations	(116)	(120)
Total amounts recognised in the balance sheet	2,744	2,575
Movements in the Group’s net post-retirement defined benefit scheme asset during the period were as follows:

£m

Asset at 1 January 2026	2,575
Income statement credit	15
Employer contributions	63
Remeasurement	91
Asset at 30 June 2026	2,744
The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 Jun 2026%	At 31 Dec 2025%

Discount rate	6.03	5.57
Rate of inflation:
Retail Price Index (RPI)	2.77	2.65
Consumer Price Index (CPI)	2.33	2.13
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.61	2.52
In July 2024, the Court of Appeal handed down a judgment (Virgin Media Limited v NTL Pension Trustees Limited)
which potentially has implications for the validity of amendments made by pension schemes that were contracted out on a salary-related basis between 6 April 1997 and the abolition of contracting-out in 2016. The Pension
Schemes Act 2026 gives affected pension schemes the ability to retrospectively obtain written actuarial confirmation that historic benefit changes met the necessary standards. The Group has not made any allowance for the possible impact of the ruling as it is currently unclear whether any additional liabilities might arise, and if they were to arise, how they would be reliably measured. The Group is continuing to review scheme amendments to decide whether any subsequent actions are required and will continue to monitor developments.

Page 27 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 7: Impairment

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m

Loans and advances to banks	–	–
Loans and advances to customers	601	490
Debt securities	3	–
Financial assets held at amortised cost	604	490
Financial assets at fair value through other comprehensive income	1	–
Loan commitments and financial guarantees	7	(48)
Total impairment charge	612	442
There was a £78 million charge in respect of residual value impairment and voluntary terminations within the
Group’s UK Motor Finance business in the current period (half-year to 30 June 2025: £70 million).
Note 8: Tax
In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2026 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.
An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to 30 Jun 2026 £m	Half-year to 30 Jun 2025 £m

Profit before tax	3,556	2,758
UK corporation tax thereon at 25.0% (2025: 25.0%)	(889)	(689)
Impact of surcharge on banking profits	(90)	(81)
Non-deductible costs: conduct charges	–	1
Other non-deductible costs[1]	(30)	(49)
Non-taxable income[1]	36	12
Tax relief on coupons on other equity instruments	54	54
Non-taxable (non-deductible) foreign exchange gains (losses)[1]	16	(71)
Tax-exempt gains on disposals	–	2
Differences in overseas tax rates	(5)	5
Adjustments in respect of prior years	3	(2)
Tax expense	(905)	(818)
1Non-taxable (non-deductible) foreign exchange gains (losses) on non-sterling denominated other equity instruments and on net investment hedging of subsidiaries, previously shown in aggregate within other non-deductible costs and non-taxable income, are now presented as an individual line item. Comparatives are represented on a consistent basis.
Note 9: Fair values of financial assets and liabilities
The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 16 to the Group’s financial statements for the year ended
31 December 2025 details the definitions of the three levels in the fair value hierarchy.
Financial instruments classified as financial assets at fair value through profit or loss, derivative financial instruments, financial assets at fair value through other comprehensive income and financial liabilities at fair value through profit or loss are recognised at fair value.
The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

Page 28 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Fair values of financial assets and liabilities (continued)
The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable. There were no significant transfers between level 1 and level 2 during the period.

Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2026
Financial assets at fair value through profit or loss:
Loans and advances to customers	–	1,216	237	1,453
Debt securities	–	–	7	7
Equity shares	296	–	5	301
Total financial assets at fair value through profit or loss	296	1,216	249	1,761
Debt securities at fair value through other comprehensive income	25,351	14,965	49	40,365
Derivative financial instruments	–	3,088	–	3,088
Total financial assets carried at fair value	25,647	19,269	298	45,214

At 31 December 2025
Financial assets at fair value through profit or loss:
Loans and advances to customers	–	1,711	282	1,993
Debt securities	–	–	–	–
Equity shares	281	–	5	286
Total financial assets at fair value through profit or loss	281	1,711	287	2,279
Debt securities at fair value through other comprehensive income	24,140	12,067	50	36,257
Derivative financial instruments	–	3,260	–	3,260
Total financial assets carried at fair value	24,421	17,038	337	41,796

Financial liabilities	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2026
Debt securities in issue designated at fair value through profit or loss	–	4,221	17	4,238
Derivative financial instruments	–	4,285	107	4,392
Total financial liabilities carried at fair value	–	8,506	124	8,630

At 31 December 2025
Debt securities in issue designated at fair value through profit or loss	–	4,226	17	4,243
Derivative financial instruments	–	4,168	118	4,286
Total financial liabilities carried at fair value	–	8,394	135	8,529
Valuation control framework
Key elements of the valuation control framework include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. The framework covers processes for all 3 levels in the fair value hierarchy. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.
Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.
Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s financial statements for the year ended 31 December 2025 applied to these portfolios.

Page 29 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Fair values of financial assets and liabilities (continued)
Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total financial assets carried at fair value £m

At 1 January 2026	287	50	337
Exchange and other adjustments	–	(1)	(1)
(Losses) gains recognised in the income statement within other income	(6)	1	(5)
Purchases/increases	9	–	9
Sales/repayments	(41)	(1)	(42)
At 30 June 2026	249	49	298
(Losses) gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2026	(4)	1	(3)

At 1 January 2025	280	48	328
Exchange and other adjustments	–	2	2
(Losses) gains recognised in the income statement within other income	(16)	2	(14)
Losses recognised in other comprehensive income within the revaluation reserve in respect of financial assets at FVOCI	–	(1)	(1)
Purchases/increases	14	–	14
Sales/repayments	(18)	(2)	(20)
At 30 June 2025	260	49	309
(Losses) gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2025	(16)	3	(13)
The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial liabilities at fair value through profit or loss £m	Derivative liabilities £m	Total financial liabilities carried at fair value £m

At 1 January 2026	17	118	135
Losses (gains) recognised in the income statement within other income	1	(3)	(2)
Redemptions	(1)	(8)	(9)
At 30 June 2026	17	107	124
Losses (gains) recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2026	1	(2)	(1)

At 1 January 2025	22	143	165
Gains recognised in the income statement within other income	(2)	(4)	(6)
Redemptions	(2)	(12)	(14)
At 30 June 2025	18	127	145
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2025	(2)	(3)	(5)

Page 30 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Fair values of financial assets and liabilities (continued)
Significant unobservable inputs in level 3 valuations
The following tables disclose the valuation techniques and key unobservable inputs for instruments recognised at fair value and classified as level 3 and provides the range of those inputs at the balance sheet date.
For each portfolio, the minimum and maximum significant unobservable inputs that are used in the balance sheet valuation are shown.
Significant unobservable inputs affecting the valuations are unchanged from those described in the Lloyds Bank plc’s financial statements for the year ended 31 December 2025.

At 30 June 2026	Valuation technique	Significant unobservable inputs	Minimum	Maximum	Carrying value £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Credit spreads	138bps	349bps	114
	Market values - property valuation	HPI growth	3%	4%	123
					237
Debt securities	Discounted cash flows	Price	12%	86%	7
Equity shares	Net asset value	Price	n/a	n/a	5
					12
					249
Financial assets at fair value through other comprehensive income
Debt securities	Discounted cash flows	Credit spreads	287bps	308bps	49
					298
Financial liabilities at fair value through profit or loss
Securitisation notes and other	Discounted cash flows	Credit spreads	349bps	349bps	17

Interest rate derivatives	Option pricing model	Interest rate ATM volatility	56bps	93bps	6
Shared appreciation rights	Market values - property valuation	HPI growth	3%	4%	101
					107
					124

At 31 December 2025	Valuation technique	Significant unobservable inputs	Minimum	Maximum	Carrying value £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Credit spreads	138bps	349bps	147
	Market values - property valuation	HPI growth	3%	4%	135
					282
Equity shares	Net asset value	Price	n/a	n/a	5

Financial assets at fair value through other comprehensive income
Debt securities	Discounted cash flows	Credit spreads	287bps	308bps	50
					337
Financial liabilities at fair value through profit or loss
Securitisation notes and other	Discounted cash flows	Credit spreads	349bps	349bps	17

Interest rate derivatives	Option pricing model	Interest rate ATM volatility	38bps	82bps	7
Shared appreciation rights	Market values - property valuation	HPI growth	3%	4%	111
					118
					135

Page 31 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Fair values of financial assets and liabilities (continued)
Reasonably possible alternative assumptions
Valuation techniques applied to the Group’s level 3 instruments involve the use of unobservable inputs. The calculation of the effect of reasonably possible alternative assumptions for those inputs are included in the tables from that described in note 16 to the Lloyds Bank plc’s financial statements for the year ended 31 December 2025.
For each portfolio, the maximum and minimum changes presented reflect the difference between the significant unobservable inputs used in the balance sheet valuation and those used when applying reasonably possible alternative assumptions.
Sensitivity of level 3 valuations
The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities.

At 30 June 2026	Significant unobservable inputs	Max up	Max down	Favourable changes[1] £m	Unfavourable changes[1] £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Credit spreads	115bps	(115)bps	5	(5)
	HPI growth	1%	(1)%	11	(6)

Debt securities	Price	10%	(10)%	–	–
Equity shares	Price	46%	(46)%	1	(1)

Financial assets at fair value through other comprehensive income
Debt securities	Credit spreads	75bps	(75)bps	1	(1)

Financial liabilities at fair value through profit or loss
Securitisation notes and other	Credit spreads	50bps	(50)bps	1	(1)

Derivative financial liabilities
Interest rate derivatives	Interest rate ATM volatility	4bps	(4)bps	–	–
Shared appreciation rights	HPI growth	1%	(1)%	9	(8)

At 31 December 2025	Significant unobservable inputs	Max up	Max down	Favourable changes[1] £m	Unfavourable changes[1] £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Credit spreads	115bps	(115)bps	5	(5)
	HPI growth	1%	(1)%	14	(12)

Equity shares	Price	31%	(31)%	1	(1)

Financial assets at fair value through other comprehensive income
Debt securities	Credit spreads	75bps	(75)bps	2	(2)

Financial liabilities at fair value through profit or loss
Securitisation notes and other	Credit spreads	50bps	(50)bps	2	(2)

Derivative financial liabilities
Interest rate derivatives	Interest rate ATM volatility	4bps	(4)bps	–	–
Shared appreciation rights	HPI growth	1%	(1)%	11	(10)
1Where the exposure to a significant unobservable input is managed on a net basis, only the net impact is shown in the table.

Page 32 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Fair values of financial assets and liabilities (continued)
The table below summarises the carrying values of financial assets and liabilities measured at amortised cost in the
Group’s consolidated balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2026		At 31 December 2025
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets
Loans and advances to banks	6,704	6,704	5,836	5,836
Loans and advances to customers	470,268	465,620	461,504	460,820
Reverse repurchase agreements	47,215	47,215	43,962	43,962
Debt securities	15,128	15,090	11,983	12,112
Due from fellow Lloyds Banking Group undertakings	1,462	1,462	1,182	1,182

Financial liabilities
Deposits from banks	5,274	5,274	3,085	3,085
Customer deposits	466,996	467,431	465,207	466,567
Repurchase agreements at amortised cost	44,600	44,600	37,567	37,567
Due to fellow Lloyds Banking Group undertakings	5,522	5,522	3,852	3,852
Debt securities in issue	62,806	62,854	52,132	52,202
Subordinated liabilities	7,582	8,658	8,020	9,058
The carrying amounts of cash and balances at central banks and notes in circulation are a reasonable approximation of their fair values.

Page 33 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Allowance for expected credit losses
The calculation of the Group’s allowance for expected credit losses requires the Group to make a number of judgements, assumptions and estimates. These are set out in full in note 19 to the Group’s financial statements for the year ended 31 December 2025, with the most significant set out below.
The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of judgemental adjustments.

At 30 June 2026	Modelled ECL £m	Individually assessed £m	Judgemental adjustments £m	Total ECL £m

UK mortgages	602	–	67	669
Credit cards	589	–	56	645
Other Retail	909	–	73	982
Commercial Banking	535	369	(54)	850
Other	1	–	–	1
Total	2,636	369	142	3,147

At 31 December 2025
UK mortgages	623	–	108	731
Credit cards	540	–	63	603
Other Retail	916	–	75	991
Commercial Banking	542	354	(21)	875
Other	1	–	–	1
Total	2,622	354	225	3,201
Adjustments to modelled ECL
UK mortgages: £67 million (31 December 2025: £108 million)
These adjustments principally comprise:
Repossession risk: £67 million (31 December 2025: £85 million)
Additional ECL continues to be held judgementally to capture the potential repossession and recovery risk from specific subsets of largely long-term defaulted cases. The reduction in the adjustment comes from the reclassification of one part previously needed to set an anticipated longer duration between default and repossession than was observable at the time. Having now seen that elongation emerge and subsequently normalise there is now sufficient observable behaviour to return to a data driven approach.
Adjustment for specific segments: £nil (31 December 2025: £13 million)
An adjustment was previously required to address fire safety and cladding uncertainty as not fully captured through collective models. This adjustment has been fully released as the risk is now deemed immaterial following reduction in exposure to these properties.
Credit cards: £56 million (31 December 2025: £63 million) and Other Retail: £73 million (31 December 2025:
£75 million)
These adjustments principally comprise:
Lifetime extension: Credit cards: £49 million (31 December 2025: £49 million) and Other Retail: £9 million
(31 December 2025: £9 million)
An adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three-year modelled lifetime, which reflected the outcome data available when the ECL models were developed, to a more representative lifetime. Incremental defaults beyond year three are calculated through the extrapolation of the default trajectory observed throughout the three years and beyond.

Page 34 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Allowance for expected credit losses (continued)
Adjustments to loss rates: Other Retail: £37 million (31 December 2025: £25 million)
An adjustment is made to the loss given default (LGD) assumptions within the motor credit model to capture observed loss rates and the latest outlook on used car prices. The increase in the period reflects both the further adjustment required as the model now captures distorted historical loss-data from the Covid-period, as well as a small expected deterioration in loss rates.
Commercial Banking: £(54) million (31 December 2025: £(21) million)
These adjustments principally comprise:
Corporate insolvency rates: £(104) million (31 December 2025: £(119) million)
The volume of UK corporate insolvencies continues to exhibit an elevated trend beyond December 2019 levels, revealing a marked misalignment between observed UK corporate insolvencies and the Group’s equivalent credit performance. This dislocation gives rise to uncertainty over the drivers of the observed trends in the metric and the appropriateness of the Group’s Commercial Banking model response which uses observed UK corporate insolvencies data to anchor future loss estimates to. Given the Group’s stable credit performance, a negative adjustment is applied by reverting judgementally to the long-term average of the insolvency rate. The scale of the negative adjustment reduced in the period reflecting the reduction in observed actual UK corporate insolvency rates, narrowing the gap of the misalignment.
Adjustments for loss given defaults (LGDs): £50 million (31 December 2025: £50 million)
An adjustment is required for a specific segment of the SME portfolio which judgementally applies a more appropriate blended LGD rate from credit risk profile segments more aligned to experience.
Global tariff and political disruption risks: £nil (31 December 2025: £48 million)
An adjustment was previously held to recognise the potential risks to specific drivers across various corporate sectors not reflected in broad macroeconomic model drivers. These were in relation to potential nuanced risks to businesses inherent in the base case which could also worsen in the downside scenarios. This adjustment has been fully released as these risks are considered to be adequately captured within assumptions and resulting modelled provisions.

Page 35 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Allowance for expected credit losses (continued)
Base case and MES economic assumptions
The Group’s base case economic scenario has been updated to reflect ongoing geopolitical developments and conditions in financial and commodity markets through to the balance sheet date. The Group’s updated base case scenario has four conditioning assumptions. First, developments in global conflicts, technology or financial sector issues do not cause a significant degree of financial market volatility. Second, a drift towards further deglobalisation and financial market fragmentation continues as part of a reordering of global economic relations, adding to economic frictions. Third, the UK’s existing macroeconomic framework for monetary and fiscal policy remains in place, alongside broader continuity on other areas of government policy. Fourth, advancements in AI begin to boost UK productivity growth but worsen the employment outlook in a ‘transitional’ phase around the turn of the decade.
Based on these assumptions and incorporating the economic data published in the second quarter of 2026, the
Group’s base case scenario is for a slow expansion in gross domestic product (GDP) and a further rise in the unemployment rate alongside small gains in residential and commercial property prices. Although inflationary pressures attributable to the conflict in the Middle East are yet to peak, UK Bank Rate is expected to remain on hold during 2026, before reaching a ‘neutral’ policy stance in 2027. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group’s approach to generating alternative economic scenarios is set out in detail in note 19 to the financial statements for the year ended 31 December 2025. The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios.
The scenarios include forecasts for key variables as at the second quarter of 2026. Actuals for this period, or restatements of past data, may have since emerged prior to publication and have not been included.
Scenarios by year
The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.
Annual assumptions
Gross domestic product (GDP) growth and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.
Five-year average
The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as of 30 June 2026 covers the five years 2026 to 2030. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes.
The use of calendar years maintains a comparability between the annual assumptions presented.

Page 36 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Allowance for expected credit losses (continued)

At 30 June 2026	2026%	2027%	2028%	2029%	2030%	2026 to 2030 average %

Upside
Gross domestic product growth	1.4	2.4	1.9	1.6	1.6	1.8
Unemployment rate	4.8	3.7	3.1	3.1	3.3	3.6
House price growth	1.8	4.5	7.7	7.5	6.0	5.5
Commercial real estate price growth	3.3	6.6	3.1	2.0	0.7	3.1
UK Bank Rate	3.85	4.79	5.19	5.46	5.65	4.99
CPI inflation	3.1	2.5	2.2	2.7	3.0	2.7

Base case
Gross domestic product growth	1.0	1.0	1.5	1.6	1.6	1.4
Unemployment rate	5.2	5.4	5.0	4.7	4.7	5.0
House price growth	0.9	1.2	2.0	3.4	3.4	2.2
Commercial real estate price growth	(0.3)	0.0	0.9	0.8	0.0	0.3
UK Bank Rate	3.75	3.63	3.50	3.50	3.50	3.58
CPI inflation	3.1	2.4	1.8	1.8	2.0	2.2

Downside
Gross domestic product growth	0.6	(1.2)	0.5	1.4	1.7	0.6
Unemployment rate	5.6	7.5	7.7	7.3	7.0	7.0
House price growth	0.0	(2.4)	(5.4)	(3.2)	(1.3)	(2.5)
Commercial real estate price growth	(3.5)	(8.7)	(3.2)	(2.1)	(2.7)	(4.0)
UK Bank Rate	3.65	2.04	1.04	0.71	0.49	1.59
CPI inflation	3.1	2.3	1.2	0.7	0.6	1.6

Severe downside
Gross domestic product growth	0.1	(3.3)	(0.1)	1.2	1.5	(0.1)
Unemployment rate	6.2	10.1	10.4	9.8	9.3	9.2
House price growth	(1.0)	(5.1)	(12.4)	(9.2)	(6.0)	(6.8)
Commercial real estate price growth	(8.6)	(17.8)	(8.7)	(6.5)	(6.1)	(9.6)
UK Bank Rate	3.49	0.64	0.07	0.02	0.01	0.85
CPI inflation	3.1	2.2	0.6	(0.5)	(1.0)	0.9

Probability-weighted
Gross domestic product growth	0.9	0.4	1.1	1.5	1.6	1.1
Unemployment rate	5.3	6.0	5.8	5.5	5.4	5.6
House price growth	0.7	0.5	0.0	1.4	1.8	0.9
Commercial real estate price growth	(1.0)	(2.4)	(0.6)	(0.4)	(1.2)	(1.1)
UK Bank Rate	3.72	3.20	2.93	2.90	2.89	3.13
CPI inflation	3.1	2.3	1.6	1.5	1.6	2.0

Page 37 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Allowance for expected credit losses (continued)

At 31 December 2025	2025%	2026%	2027%	2028%	2029%	2025 to 2029 average %

Upside
Gross domestic product growth	1.4	2.0	2.3	1.6	1.6	1.8
Unemployment rate	4.8	4.2	3.2	3.1	3.2	3.7
House price growth	0.8	3.5	7.1	6.9	6.0	4.8
Commercial real estate price growth	1.2	7.9	4.9	1.7	0.8	3.2
UK Bank Rate	4.13	3.94	4.59	5.07	5.33	4.61
CPI inflation	3.4	2.6	2.4	2.8	3.1	2.9

Base case
Gross domestic product growth	1.4	1.2	1.4	1.5	1.6	1.4
Unemployment rate	4.8	5.2	4.8	4.6	4.5	4.8
House price growth	0.8	1.6	1.9	2.2	3.1	1.9
Commercial real estate price growth	1.2	0.6	1.7	0.5	0.2	0.9
UK Bank Rate	4.13	3.44	3.25	3.44	3.50	3.55
CPI inflation	3.4	2.6	2.2	2.2	2.3	2.6

Downside
Gross domestic product growth	1.4	(0.3)	(0.5)	1.1	1.6	0.7
Unemployment rate	4.8	6.6	7.5	7.4	7.0	6.7
House price growth	0.8	(0.2)	(4.7)	(5.7)	(2.8)	(2.6)
Commercial real estate price growth	1.2	(7.1)	(4.2)	(2.7)	(2.3)	(3.1)
UK Bank Rate	4.13	2.74	1.09	0.75	0.52	1.85
CPI inflation	3.4	2.6	2.0	1.4	1.0	2.1

Severe downside
Gross domestic product growth	1.4	(1.9)	(1.8)	0.7	1.4	0.0
Unemployment rate	4.8	8.3	10.2	9.9	9.4	8.5
House price growth	0.8	(1.2)	(11.1)	(12.2)	(7.8)	(6.5)
Commercial real estate price growth	1.2	(17.4)	(9.8)	(7.4)	(5.4)	(8.0)
UK Bank Rate	4.13	1.91	0.10	0.03	0.01	1.24
CPI inflation	3.4	2.6	1.7	0.5	(0.4)	1.6

Probability-weighted
Gross domestic product growth	1.4	0.7	0.8	1.3	1.6	1.2
Unemployment rate	4.8	5.6	5.7	5.5	5.4	5.4
House price growth	0.8	1.3	0.2	(0.2)	1.1	0.6
Commercial real estate price growth	1.2	(1.3)	(0.3)	(0.9)	(0.9)	(0.4)
UK Bank Rate	4.13	3.23	2.69	2.78	2.81	3.13
CPI inflation	3.4	2.6	2.2	2.0	1.9	2.4

Page 38 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Allowance for expected credit losses (continued)
Base case scenario by quarter
Gross domestic product growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year.
Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 June 2026	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%	First quarter 2027%	Second quarter 2027%	Third quarter 2027%	Fourth quarter 2027%

Gross domestic product growth	0.6	0.1	0.1	0.2	0.3	0.3	0.3	0.3
Unemployment rate	5.0	5.0	5.2	5.4	5.5	5.4	5.3	5.2
House price growth	0.8	0.5	0.3	0.9	0.6	1.2	1.4	1.2
Commercial real estate price growth	0.8	0.3	(0.2)	(0.3)	(0.3)	(0.2)	(0.1)	0.0
UK Bank Rate	3.75	3.75	3.75	3.75	3.75	3.75	3.50	3.50
CPI inflation	3.1	2.8	3.0	3.3	2.9	2.5	2.0	1.9

At 31 December 2025	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%

Gross domestic product growth	0.7	0.3	0.1	0.3	0.3	0.3	0.4	0.4
Unemployment rate	4.5	4.7	5.0	5.1	5.3	5.3	5.2	5.1
House price growth	2.9	2.7	1.3	0.8	1.3	1.6	1.6	1.6
Commercial real estate price growth	2.5	2.6	2.6	1.2	0.5	0.2	0.1	0.6
UK Bank Rate	4.50	4.25	4.00	3.75	3.75	3.50	3.25	3.25
CPI inflation	2.8	3.5	3.8	3.7	3.3	2.6	2.2	2.2

Page 39 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Allowance for expected credit losses (continued)
Movement in expected credit loss allowance

	Opening ECL at 31 Dec 2025 £m	Write-offs and other £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2026 £m

UK mortgages	731	(101)	39	(62)	669
Credit cards	603	(222)	264	42	645
Other Retail	991	(271)	262	(9)	982
Retail	2,325	(594)	565	(29)	2,296
Commercial Banking	875	(72)	47	(25)	850
Other	1	–	–	–	1
Total	3,201	(666)	612	(54)	3,147

	Opening ECL at 31 Dec 2024 £m	Write-offs and other £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2025 £m

UK mortgages	852	(10)	(133)	(143)	709
Credit cards	674	(215)	200	(15)	659
Other Retail	950	(215)	275	60	1,010
Retail	2,476	(440)	342	(98)	2,378
Commercial Banking	976	(80)	99	19	995
Other	1	(1)	1	–	1
Total	3,453	(521)	442	(79)	3,374

	Opening ECL at 30 Jun 2025 £m	Write-offs and other £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2025 £m

UK mortgages	709	(51)	73	22	731
Credit cards	659	(177)	121	(56)	603
Other Retail	1,010	(217)	198	(19)	991
Retail	2,378	(445)	392	(53)	2,325
Commercial Banking	995	(80)	(40)	(120)	875
Other	1	2	(2)	–	1
Total	3,374	(523)	350	(173)	3,201

The total allowance for expected credit losses includes £250 million (30 June 2025: £211 million; 31 December 2025:
£243 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor
Finance business.

Page 40 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 11: Debt securities in issue

	At 30 June 2026			At 31 December 2025
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m

Senior unsecured notes issued	4,221	21,294	25,515	4,226	20,356	24,582
Covered bonds	–	12,706	12,706	–	11,264	11,264
Certificates of deposit issued	–	4,475	4,475	–	2,484	2,484
Securitisation notes	17	7,036	7,053	17	6,325	6,342
Commercial paper	–	17,295	17,295	–	11,703	11,703
	4,238	62,806	67,044	4,243	52,132	56,375
Covered bonds and securitisation programmes
At 30 June 2026, the covered bonds held by external parties and those held internally, were secured on certain loans and advances to customers amounting to £33,936 million (31 December 2025: £22,072 million) which have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group’s balance sheet.
The Group’s securitisation vehicles issue notes that are held both externally and internally, and are secured on loans and advances to customers amounting to £29,372 million at 30 June 2026 (31 December 2025: £27,418 million), the majority of which have been sold to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the
Group’s balance sheet.
Cash deposits of £3,695 million (31 December 2025: £3,326 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations, are held by the Group.
Note 12: Provisions

Provisions for financial commitments and guarantees[1] £m		Regulatory and legal provisions £m	Other £m	Total £m

At 1 January 2026	195	2,193	384	2,772
Exchange and other adjustments	–	–	(6)	(6)
Provisions applied	–	(119)	(146)	(265)
Charge for the period	7	31	148	186
At 30 June 2026	202	2,105	380	2,687
1In respect of loans and advances to customers.

Page 41 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Provisions (continued)
Regulatory and legal provisions
In the course of its business, the Group is engaged on a regular basis in discussions with UK and overseas regulators and other governmental authorities on a range of matters, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, employment, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities and/or fines. The Group also receives complaints and pre-
action correspondence in connection with its past conduct and claims brought or threatened by or on behalf of current and former employees, customers (including their appointed representatives), investors and other third parties and is subject to legal proceedings and other legal or regulatory actions from time to time. Any such events or circumstances could have a material adverse effect on the Group’s financial position, operations or cash flows.
Provisions are held where the Group can reliably estimate a probable outflow of economic resources. The ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. If the Group is unable to determine a reliable estimate, a contingent liability is disclosed. The recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. During the half-year to 30 June 2026 the Group charged a further £31 million in respect of legal actions and other regulatory matters and the unutilised balance at 30 June 2026 was £2,105 million (31 December 2025: £2,193 million). The most significant items are outlined below.
Motor commission review
There have been no further charges relating to motor finance commission arrangements for the period ending 30
June 2026. As at 30 June 2026, the total provision recognised is £1,950 million.
The Supreme Court judgment in Johnson v FirstRand Bank Limited in August 2025 found that there was an unfair relationship under s.140A of the Consumer Credit Act (CCA). Following that judgment, the FCA published
Consultation Paper CP25/27 in October 2025 setting out detailed proposals for a scheme to redress unfair customer relationships in the context of historic motor finance agreements.
The FCA subsequently published its policy statement and final rules for its motor finance redress schemes on 30
March 2026. On 2 July 2026, the FCA stated that the schemes have been partially suspended by the Upper
Tribunal, pending the outcome of challenges from a number of parties. As a result, firms are not required to calculate or pay compensation or issue compensation-related communications under the original timetable for the schemes, although they must continue preparatory activities and comply with the aspects of the schemes which have not been suspended, including communicating with customers who are not entitled to redress under the schemes. The FCA further stated that if the schemes, or parts thereof, were quashed, the FCA would need to carefully consider all options. One of these options includes a ‘no scheme’ scenario, and the FCA also announced that firms should plan for this scenario in the event of successful challenge.
The FCA also announced on 2 July 2026 that payments to customers will begin in 2027 if the schemes are upheld, based on Upper Tribunal hearing dates in December 2026 or the second half of February 2027. The Group will continue to consider carefully potential implications of the challenges to the schemes and any impact on the existing provision arising from any challenges succeeding (whether in full or in part) and the regulatory response to the challenge outcome (including a possible “no scheme” scenario).
The pause on motor finance complaints handling was lifted on 31 May 2026. This does not impact motor finance complaints within the scope of the FCA’s redress schemes as the schemes’ rules disapply complaint handling time limits for such complaints. The FCA also lifted the pause on handling motor finance complaints in respect of leasing products on 5 December 2025, such products not being within the scope of the FCA redress schemes. The Group continues to receive new complaints as well as claims in the County Courts in respect of motor finance commissions. A large number of those claims have been stayed, as has a claim in the Competition Appeal Tribunal.
On 30 June 2026, the Court of Appeal determined that, in a case before it involving Black Horse Limited, a member of the Group, multiple unfair relationship claims could be dealt with via one bulk Claim Form. Leave to appeal has been sought by Black Horse Limited. It remains uncertain how many customers will pursue court action given that the schemes are intended to provide a simpler alternative for redress.

Page 42 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Provisions (continued)
The ultimate financial impact of this issue will be determined by a number of factors still to be resolved, in particular, challenge and litigation outcomes, customer response rates, operational costs, any further interventions and any broader implications of legal and/or regulatory developments. Given the significant level of uncertainty in terms of these factors, the ultimate financial impact on the Group could differ materially from the amount provided. The total £1,950 million provision continues to represent the Group’s current best estimate of the potential impact of the motor finance issue.
HBOS Reading – review
The Group continues to apply the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel’s full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-
legalistic and fair process and to make its decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.
In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud.
All of the population have now had an initial decision, with a small number of the populations’ challenges to the
Panel’s initial decision ongoing through the published process, with operational costs, redress and tax costs associated with the re-reviews recognised within the amount provided.
Notwithstanding the settled claims and the increase in outcomes which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different. The Group remains committed to implementing the recommendations in full. There is no confirmed timeline for the completion of the re-review process nor the separate review by Dame Linda Dobbs.
Payment protection insurance (PPI)
The Group continues to receive and challenge PPI litigation cases, with mainly operational costs and legal fees associated with litigation activity (including via bulk claims forms) recognised within regulatory and legal provisions.
Other
The Group carries provisions of £91 million (31 December 2025: £98 million) in respect of dilapidations, rent reviews and other property-related matters.
Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure; at 30 June 2026 provisions of £173 million (31 December 2025:
£163 million) were held.
The Group carries provisions of £43 million (31 December 2025: £41 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2026.

Page 43 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 13: Subordinated liabilities
The movement in subordinated liabilities during the period was as follows:

Total £m

At 1 January 2025	7,211
Issued during the period	1,761
Repurchases and redemptions during the period	(904)
Foreign exchange movements	(396)
Other movements (cash and non-cash)	170
At 30 June 2025	7,842
Issued during the period	–
Repurchases and redemptions during the period	(9)
Foreign exchange movements	125
Other movements (cash and non-cash)	62
At 31 December 2025	8,020
Issued during the period	–
Repurchases and redemptions during the period	(486)
Foreign exchange movements	63
Other movements (cash and non-cash)	(15)
At 30 June 2026	7,582
Note 14: Dividends on ordinary shares
The Bank paid dividends of £480 million on 16 February 2026 and £700 million on 15 May 2026 (£640 million was paid during the half-year to 30 June 2025).

Page 44 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 15: Related party transactions
Balances and transactions with fellow Lloyds Banking Group undertakings
The Bank and its subsidiaries have balances due to and from the Bank’s parent company, Lloyds Banking Group plc, and fellow Group undertakings. These are included on the balance sheet as follows:

	At 30 Jun 2026 £m	At 31 Dec 2025 £m

Assets, included within:
Derivative financial instruments	722	742
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	1,462	1,182

Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	5,522	3,852
Derivative financial instruments	610	580
Debt securities in issue at amortised cost	19,506	18,223
Subordinated liabilities	8,214	8,600
During the half-year to 30 June 2026 the Group earned £25 million (half-year to 30 June 2025: £9 million) of interest income and incurred £750 million (half-year to 30 June 2025: £643 million) of interest expense and recognised net fee and commission expense of £52 million (half year to 30 June 2025: net fee and commission expense of £47 million) on balances and transactions with Lloyds Banking Group plc and fellow Group undertakings.
Other related party transactions
Other related party transactions for the half-year to 30 June 2026 are similar in nature to those for the year ended
31 December 2025.
Note 16: Contingent liabilities, commitments and guarantees
Contingent liabilities, commitments and guarantees arising from the banking business
At 30 June 2026 contingent liabilities, such as performance bonds and letters of credit, arising from the banking business were £3,011 million (31 December 2025: £2,987 million).
The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect. Total commitments and financial guarantees were £144,260 million (31
December 2025: £135,570 million), of which in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £72,335 million (31 December 2025: £65,360 million) was irrevocable.
Capital commitments
Capital expenditure contracted but not provided for at 30 June 2026 amounted to £788 million (31 December
2025: £610 million) and related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Page 45 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 16: Contingent liabilities, commitments and guarantees (continued)
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Lloyds Banking Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard or any settlements of such litigation.
However, the Group is a member/licensee of Visa and Mastercard and other card schemes.
Litigation has been brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law. This includes a final judgment of the Supreme Court in 2020 that certain historic interchange arrangements of
Mastercard and Visa infringed competition law and a subsequent judgment of the Competition Appeal Tribunal in
June 2025 finding that all default interchange fee rules of Mastercard and Visa (including after the Interchange Fee
Regulation) infringed competition law.
Separate litigation was brought on behalf of UK consumers in the English Courts against Mastercard (settlement of which was approved by the Competition Appeal Tribunal in the first half of 2025).
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Lloyds Banking Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Lloyds
Banking Group may be subject as the amount of cash consideration received by the Lloyds Banking Group in 2016 for the sale of its stake in Visa Europe.
LIBOR and other trading rates
Certain Lloyds Banking Group companies, together with other panel banks, were previously named as defendants in private lawsuits in the US in connection with their roles as panel banks contributing to the setting of US dollar,
Japanese yen and Sterling London Interbank Offered Rate. Certain Group company dismissals from these lawsuits remain subject to appeal.
A Lloyds Banking Group entity is also named as a defendant in a Dutch class action, raising LIBOR manipulation allegations and one English claim relating to the alleged mis-sale of interest rate hedging products which also includes an allegation of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Lloyds Banking Group of any private lawsuits. As such, it is not practicable to provide an estimate of any potential financial effect.
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice denying the group relief claim. The Group appealed to the First Tier Tax Tribunal. The hearing took place in May 2023. In January 2025, the First Tier Tribunal concluded in favour of HMRC. The Group believes it has applied the rules correctly and that the claim for group relief is correct. Having reviewed the
Tribunal’s conclusions and having taken appropriate advice the Group has appealed to the Upper Tier Tax
Tribunal, and does not consider this to be a case where an additional tax liability will ultimately fall due. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management believes that this would result in an increase in current tax liabilities of approximately £855 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £270 million. Following the First Tier Tax Tribunal outcome, the tax has been paid to HMRC and recognised as a current tax asset, given the Group’s view that the tax liability will not ultimately fall due. The appeal has been listed for hearing in March 2027, however final conclusion of the judicial process may not be for several years.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of costs relating to HBOS Reading), none of which is expected to have a material impact on the financial position of the Group.

Page 46 of 47
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 16: Contingent liabilities, commitments and guarantees (continued)
Arena and Sentinel litigation claims
The Group is facing claims brought by (i) Arena Television Limited and Arena Holdings Limited and (ii) Sentinel
Broadcast Limited, alleging breach of duty and/or mandate in connection with an external fraud. The Group is continuing to defend the claims, which are now proceeding to trial expected in October 2028. At this stage, it is not practicable to estimate the final outcome of the matter or its financial impact (if any) to the Group.
Other legal actions and regulatory matters
In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group actions) brought by or on behalf of current or former employees, customers
(including their appointed representatives), investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues. This includes matters in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, employment, consumer protection, investment advice, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions, some of which may be beyond the Group’s control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 12.

Page 47 of 47
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	30 July 2026